SUB-ITEM 77C

                              MFS SERIES TRUST XII

The sole shareholder of each of MFS Lifetime Retirement Income Fund, MFS Lifetime 2010 Fund, MFS Lifetime 2020 Fund, MFS Lifetime 2030 Fund and MFS Lifetime 2040 Fund (each a "Fund"), each a series of MFS Series Trust XII (the "Trust"), took action by unanimous written consent, as permitted by the Trust's Declaration of Trust,on September 28, 2005, to approve the following matters:

1) the terms of the Investment Advisory Agreement dated July 26, 2005, between the Trust, on behalf of each Fund, and Massachusetts Financial Services Company;

2) the selection of Ernst & Young LLP as independent public accountants for each Fund;

3) the terms of the Distribution Plan with respect to each class of shares of the Fund adopted by the Trust pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, dated July 26, 2005.